Exhibit 99.1

JinkoSolar Announces Third Quarter 2017 Financial Results

SHANGHAI, China, December 7, 2017 — JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Highlights

•	Total solar module shipments were 2,374 megawatts ("MW"), a decrease of 17.7% from 2,884 MW in the second quarter of 2017 and an increase of 47.8% from 1,606 MW in the third quarter of 2016.

•	Total revenues were RMB6.42 billion (US$964.8 million), a decrease of 19.0% from the second quarter of 2017 and an increase of 20.4% from the third quarter of 2016.

•	Gross margin was 12.0%, compared with 10.5% in the second quarter of 2017 and 19.2% in the third quarter of 2016.

•	Income from operations was RMB91.9 million (US$13.8 million), compared with RMB85.3 million in the second quarter of 2017 and RMB433.3 million in the third quarter of 2016.

•	Net income attributable to the Company’s ordinary shareholders from continuing operations was RMB11.3 million (US$1.7 million) in the third quarter of 2017, compared with RMB47.4 million in the second quarter of 2017 and RMB233.7 million in the third quarter of 2016.

•	Diluted earnings per American depositary share ("ADS") from continuing operations were RMB0.32 (US$0.04).

•	Non-GAAP net income attributable to the Company's ordinary shareholders from continuing operations in the third quarter of 2017 was RMB25.9 million (US$3.9 million), compared with RMB61.2 million in the second quarter of 2017 and RMB271.4 million in the third quarter of 2016.

•	Non-GAAP basic and diluted earnings per ADS from continuing operations were RMB0.80 (US$0.12) and RMB0.76 (US$0.12), respectively, in the third quarter of 2017.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “Module shipments during the quarter exceeded the high end of our guidance, reaching to 2,374MW. Total revenues hit $964.8 million, a decrease of 19% sequentially and 20.4% from the same period last year. Our gross margin rebounded to 12.0% from 10.5% last quarter as a direct result of our effective cost cutting measures and reduction in the usage of OEM manufacturers.”

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“Demand in China remained strong during the quarter as the distributed generation (“DG”) market there grows rapidly. We have fully evaluated the various remedy recommendations from the US International Trade Commission and are awaiting its final decision on the Section 201 petition. Regardless of what the final outcome is, we strongly believe in the US solar market’s long-term growth trajectory and will adjust our strategy there accordingly. Demand in Europe has shown signs of an improvement as the effects of electricity parity sink in for more countries. The Indian market is growing rapidly and is expected to become the world’s third largest. The sustainable, long-term development of emerging markets such as Australia, Jordan, Egypt, Mexico and Brazil has greatly improved as solar system costs rapidly drop and regulators gain more experience in promoting green energy and organizing electricity auctions. We will continue to strengthen our leading position in various emerging markets by expanding our service teams there and enhancing our brand image.”

“The optimization of our mono wafer costs and diamond wire cutting application to our multi wafer production lines remain on track and are expected to be completed next quarter. Our tech team continues to make solid progress in developing half-cell and bifacial n-type cells technologies. We also made progress in developing new technologies such as Hydride Oxide Thin Film. Overall, we will continue to allocate resources towards innovating new and exciting solar technologies to strengthen our leading position in the market.”

“I remain confident in the long-term sustainability of our business as we continue to devote resources towards developing new technologies and supporting the expansion of our market share in exciting and rapidly growing markets.”

Third Quarter 2017 Financial Results

Total Revenues

Total revenues in the third quarter of 2017 were RMB6.42 billion (US$964.8 million), a decrease of 19.0% from RMB7.92 billion in the second quarter of 2017 and an increase of 20.4% from RMB5.33 billion in the third quarter of 2016. The sequential decrease was mainly attributable to a decrease in solar module shipments. The year-over-year increase was mainly attributable to an increase in solar module shipments which was partially offset by a decline in average selling price (“ASP”) of solar modules in the third quarter of 2017.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2017 was RMB772.4 million (US$116.1 million), compared with RMB834.8 million in the second quarter of 2017 and RMB1.03 billion in the third quarter of 2016. The sequential decrease was mainly attributable to a decrease in solar module shipments. The year-over-year decrease was mainly attributable to a decline in ASPs of solar modules in the third quarter of 2017.

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Gross margin was 12.0% in the third quarter of 2017, compared with 10.5% in the second quarter of 2017 and 19.2% in the third quarter of 2016. The sequential increase was mainly attributable to the Company’s effective cost control measures and reduction in the usage of OEM manufacturers. The year-over-year decrease was mainly attributable to a decline in ASPs of solar modules in the third quarter of 2017.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2017 was RMB91.9 million (US$13.8 million), compared with RMB85.3 million in the second quarter of 2017 and RMB433.3 million in the third quarter of 2016. Operating margin in the third quarter of 2017 was 1.4%, compared with 1.1% in the second quarter of 2017 and 8.1% in the third quarter of 2016.

Total operating expenses in the third quarter of 2017 were RMB680.5 million (US$102.3 million), a decrease of 9.2% from RMB749.5 million in the second quarter of 2017 and an increase of 14.8% from RMB592.8 million in the third quarter of 2016. The sequential decease was mainly due to a decrease in shipping costs which was in line with the decline in solar module shipments. The year-over-year increase was primarily due to an increase in shipping costs, which was in line with the increase in solar module shipments, and partially offset by a decrease in bad debt expenses due to the reversal of allowance for doubtful accounts upon subsequent collections.

Total operating expenses accounted for 10.6% of total revenues in the third quarter of 2017, compared to 9.5% in the second quarter of 2017 and 11.1% in the third quarter of 2016.

Interest Expense, Net

Net interest expense in the third quarter of 2017 was RMB52.3 million (US$7.9 million), a decrease of 35.1% from RMB80.6 million in the second quarter of 2017 and a decrease of 60.6% from RMB132.9 million in the third quarter of 2016. The sequential and year-over–year decreases were due to a decrease in interest expenses associated with the discounted notes receivable.

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Exchange Gain / (Loss), Net

The Company recorded a net exchange loss (including change in fair value of forward contracts) of RMB49.3 million (US$7.4 million) in the third quarter of 2017, compared to a net exchange loss of RMB34.2 million in the second quarter of 2017 and a net exchange loss of RMB7.2 million in the third quarter of 2016. The Company recorded a net exchange loss of RMB49.3 million(US$7.4 million) in the third quarter of 2017 due to the depreciation of US dollars against RMB.

Income Tax Expense / (Benefit), Net

The Company recorded an income tax expense of RMB4.5 million (US$0.7 million) in the third quarter of 2017, compared with an income tax benefit of RMB32.5 million in the second quarter of 2017 and an income tax expense of RMB116.0 million in the third quarter of 2016.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders from continuing operations in the third quarter of 2017 was RMB11.3 million (US$1.7 million), compared with RMB47.4 million in the second quarter of 2017 and RMB233.7 million in the third quarter of 2016.

Basic and diluted earnings per ordinary share from continuing operations were RMB0.09 (US$0.01) and RMB0.08 (US$0.01), respectively, during the third quarter of 2017. This translates into basic and diluted earnings per ADS from continuing operations of RMB0.36 (US$0.04) and RMB0.32 (US$0.04), respectively.

Non-GAAP net income in the third quarter of 2017 was RMB25.9 million (US$3.9 million), compared with RMB61.2 million in the second quarter of 2017 and RMB271.4 million in the third quarter of 2016.

Non-GAAP basic and diluted earnings per ordinary share from continuing operations were RMB0.20 (US$0.03) and RMB0.19 (US$0.03), respectively, during the third quarter of 2017. This translates into non-GAAP basic and diluted earnings per ADS from continuing operations of RMB0.80 (US$0.12) and RMB0.76 (US$0.12), respectively.

Financial Position

As of September 30, 2017, the Company had RMB2.47 billion (US$371.1 million) in cash and cash equivalents and restricted cash, compared with RMB1.90 billion as of June 30, 2017.

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As of September 30, 2017, the Company’s accounts receivables due from third parties were RMB5.82 billion (US$875.1 million), compared with RMB6.47 billion as of June 30, 2017.

As of September 30, 2017, the Company’s inventories were RMB5.24 billion (US$787.9 million), compared with RMB5.20 billion as of June 30, 2017.

As of September 30, 2017, the Company's total interest-bearing debts were RMB8.26 billion (US$1.24 billion), compared with RMB7.41 billion as of June 30, 2017. On July 17, 2017, the Company issued three-year medium term notes (“MTN”) at a principal of RMB300 million (US$45.1 million). At the end of the second year in the life of the MTN, the Company has an option to adjust the interest rate while the bondholders have a right to require the Company to repurchase all or part of its outstanding MTN.

Third Quarter 2017 Operational Highlights

Solar Module Shipments

Total solar module shipments in the third quarter of 2017 were 2,374 MW.

Solar Products Production Capacity

As of September 30, 2017, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 7.0 GW, 4.5 GW and 8.0 GW, respectively.

Recent Business Developments

•	In November 2017, JinkoSolar announced that it has broken its own world record by achieving P-type monocrystalline PERC solar cell efficiency of 23.45%

•	In October 2017, JinkoSolar announced that its practical sized (245.83cm2) P-type multi-crystalline silicon solar cells reached the world's highest conversion efficiency of 22.04%.

•	In September 2017, JinkoSolar announced that it filed a prospectus supplement to sell up to an aggregate of US$100 million of its ADSs through an at-the-market equity offering program.

•	In September 2017, JinkoSolar supplied 28.2 MW dc of its solar PV modules to Swinerton Renewable Energy, for the construction of the Jacumba Solar Project.

•	In September 2017, JinkoSolar ranked as top solar brand used in debt-financed projects and most "bankable" PV manufacturer by Bloomberg New Energy Finance.

•	In September 2017, JinkoSolar was invited to attend the 9th BRICS Summit hosted in Xiamen, China.

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Operations and Business Outlook

Fourth Quarter and Full Year 2017 Guidance

For the fourth quarter of 2017, the Company estimates total solar module shipments to be in the range of 2.3 GW to 2.5 GW.

For the full year 2017, the Company estimates total solar module shipments to be in the range of 9.6 GW and 9.8 GW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Wednesday, December 7, 2017 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3008 1527
U.S. Toll Free:	+1 800-281-7973
Passcode:	7881926

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, December 14, 2017. The dial-in details for the replay are as follows:

International:	+61 (0) 2 9101 1954
U.S. Toll Free:	+1-888-203-1112
Passcode:	7881926

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

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About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 7 GW for silicon ingots and wafers, 4.5 GW for solar cells, and 8 GW for solar modules, as of September 30, 2017.

JinkoSolar has over 15,000 employees across its 8 productions facilities globally, 16 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates, and 15 global sales offices in China (2), United Kingdom, Bulgaria, Greece, Romania, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

•	Non-GAAP net income is adjusted to exclude the expenses relating to changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain on the convertible senior notes and capped call options, stock-based compensation, allocation of net income to redeemable non-controlling interests, and accretion to redemption value of redeemable non-controlling interests; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and

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•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 29, 2017, which was RMB6.6533 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	September 30, 2016	June 30, 2017	September 30, 2017		September 30, 2016	September 30, 2017
Continuing operations	RMB	RMB	RMB	USD
Revenues from third parties	5,331,232	7,908,533	5,958,121	895,514	16,176,175	19,619,733	2,948,872

Revenues from related parties		15,555	461,292	69,333	102,960	500,571	75,237

Total revenues	5,331,232	7,924,088	6,419,413	964,847	16,279,135	20,120,304	3,024,109

Cost of revenues	(4,305,166)	(7,089,255)	(5,647,016)	(848,754)	(13,139,781)	(17,864,049)	(2,684,991)

Gross profit	1,026,066	834,833	772,397	116,093	3,139,354	2,256,255	339,118

Operating expenses:
Selling and marketing	(371,669)	(550,823)	(489,767)	(73,613)	(1,083,377)	(1,454,402)	(218,599)
General and administrative	(175,414)	(125,029)	(116,121)	(17,453)	(557,757)	(357,100)	(53,673)
Research and development	(41,864)	(73,694)	(74,652)	(11,219)	(123,876)	(210,832)	(31,688)
Impairment of long-lived assets	(3,819)	-	-	-	(103,147)	-	-
Total operating expenses	(592,766)	(749,546)	(680,540)	(102,285)	(1,868,157)	(2,022,334)	(303,960)

Income from operations	433,300	85,287	91,857	13,808	1,271,197	233,921	35,158
Interest expenses, net	(132,859)	(80,572)	(52,286)	(7,859)	(284,758)	(189,979)	(28,554)
Change in fair value of derivative liability	36,048	(16,394)	(3,437)	(517)	34,937	(19,455)	(2,924)
Subsidy income	12,809	49,038	14,154	2,127	87,424	118,384	17,794
Exchange gain/(loss)	2,602	(29,810)	(46,368)	(6,969)	191,138	(82,518)	(12,403)
Change in fair value of forward contracts	(9,752)	(4,341)	(2,946)	(443)	(52,581)	(6,181)	(929)
Change in fair value of convertible senior notes and capped call options	(15,684)	-	-	-	(95,531)	-	-
Other income/(expense), net	(291)	11,773	15,109	2,271	(668)	38,824	5,835
Investment loss	1,731	(194)	(438)	(66)	92	(632)	(95)
Income from continuing operations before income taxes	327,904	14,787	15,645	2,352	1,151,250	92,364	13,882
Income tax (expense)/benefit	(115,973)	32,460	(4,466)	(671)	(306,687)	26,467	3,978
Income from continuing operations, net of tax	211,931	47,247	11,179	1,681	844,563	118,831	17,860
Discontinued operations
Income from discontinued operations before income taxes	83,083	-	-	-	145,542	-	-
Income tax expense, net	(830)	-	-	-	(1,446)	-	-
Income from discontinued operations, net of tax	82,253	-	-	-	144,096	-	-

Net income	294,184	47,247	11,179	1,681	988,659	118,831	17,860
Less: Net loss attributable to non-controlling interests from continuing operations	(221)	(121)	(113)	(17)	(310)	(403)	(61)
Less: Net income attributable to non-controlling interests from discontinued operations	1,561	-	-	-	5,284	-	-
Less: Allocation of net income to participating preferred shares issued by discontinued operations	10,247	-	-	-	13,895	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	48,922	-	-	-	142,702	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	233,675	47,368	11,292	1,698	827,088	119,234	17,921

Earnings/(loss) per share for ordinary shareholders, basic
Continuing operations	1.68	0.37	0.09	0.01	6.72	0.93	0.14
Discontinued operations	0.17	-	-	-	(0.14)	-	-
Total earnings/(loss) per share for ordinary shareholders, basic	1.85	0.37	0.09	0.01	6.58	0.93	0.14

Earnings/(loss) per share for ordinary shareholders, diluted
Continuing operations	1.35	0.37	0.08	0.01	6.09	0.91	0.14
Discontinued operations	0.16	-	-	-	(0.14)	-	-
Total earnings/(loss) per share for ordinary shareholders, diluted	1.51	0.37	0.08	0.01	5.95	0.91	0.14

Earnings/(loss) per ADS for ordinary shareholders, basic
Continuing operations	6.72	1.48	0.36	0.04	26.88	3.72	0.56
Discontinued operations	0.68	-	-	-	(0.56)	-	-
Total earnings/(loss) per ADS for ordinary shareholders, basic	7.40	1.48	0.36	0.04	26.32	3.72	0.56

Earnings/(loss) per ADS for ordinary shareholders, diluted
Continuing operations	5.40	1.48	0.32	0.04	24.36	3.64	0.56
Discontinued operations	0.64	-	-	-	(0.56)	-	-
Total earnings/(loss) per ADS for ordinary shareholders, diluted	6.04	1.48	0.32	0.04	23.80	3.64	0.56

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Weighted average ordinary shares outstanding:
Basic	126,056,129	128,247,292	130,186,074	130,186,074	125,680,215	128,442,966	128,442,966
Diluted	130,613,442	129,493,716	134,413,564	134,413,564	134,070,821	130,720,283	130,720,283

Weighted average ADS outstanding:
Basic	31,514,032	32,061,823	32,546,519	32,546,519	31,420,054	32,110,742	32,110,742
Diluted	32,653,360	32,373,429	33,603,391	33,603,391	33,517,705	32,680,071	32,680,071

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	294,184	47,247	11,179	1,681	988,659	118,831	17,860
Other comprehensive income:
-Foreign currency translation adjustments	(3,409)	(22,391)	(25,226)	(3,792)	(15,876)	(65,180)	(9,797)
Comprehensive income	290,775	24,856	(14,047)	(2,111)	972,783	53,651	8,063
Less: Comprehensive income attributable to non-controlling interests	1,340	(121)	(113)	(17)	4,974	(403)	(61)
Less:Allocation of net income to participating preferred shares issued by discontinued operations	10,247	-	-	-	13,895	-	-
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	279,188	24,977	(13,934)	(2,094)	953,914	54,054	8,124

Reconciliation of GAAP and non-GAAP Results(Excluding discontinued operations)

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	212,152	47,368	11,292	1,698	844,873	119,234	17,921

Change in fair value of convertible senior notes and capped call options	15,684	-	-	-	95,531	-	-

4% of interest expense of convertible senior notes	8,007	1	1	-	31,998	1,557	234

Exchange loss/(gain) on convertible senior notes and capped call options	5,958	(1)	(1)	-	24,176	841	126

Stock-based compensation expense	29,558	13,822	14,645	2,201	55,580	45,868	6,894

Non-GAAP net income attributable to ordinary shareholders from continuing operations	271,359	61,190	25,937	3,899	1,052,158	167,500	25,175

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations -
Basic	2.15	0.48	0.20	0.03	8.37	1.30	0.20
Diluted	2.08	0.47	0.19	0.03	7.85	1.28	0.19

Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations -
Basic	8.60	1.92	0.80	0.12	33.48	5.20	0.80
Diluted	8.32	1.88	0.76	0.12	31.40	5.12	0.76

Non-GAAP weighted average ordinary shares outstanding
Basic	126,056,129	128,247,292	130,186,074	130,186,074	125,680,215	128,442,966	128,442,966
Diluted	130,613,442	129,493,716	134,413,564	134,413,564	134,070,821	130,720,283	130,720,283

Non-GAAP weighted average ADS outstanding
Basic	31,514,032	32,061,823	32,546,519	32,546,519	31,420,054	32,110,742	32,110,742
Diluted	32,653,360	32,373,429	33,603,391	33,603,391	33,517,705	32,680,071	32,680,071

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2016	September 30, 2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,501,417	2,117,949	318,331
Restricted cash	318,785	350,893	52,740
Restricted short-term investments	3,333,450	4,042,325	607,567
Short-term investments	71,301	67,888	10,204
Accounts receivable, net - related parties	1,414,084	1,025,297	154,104
Accounts receivable, net - third parties	4,753,715	5,822,194	875,084
Notes receivable, net - related parties	610,200	240,000	36,072
Notes receivable, net - third parties	915,315	396,056	59,528
Advances to suppliers, net - related parties	662	-	-
Advances to suppliers, net - third parties	325,766	607,694	91,337
Inventories, net	4,473,515	5,242,139	787,901
Forward contract receivables	641	349	52
Deferred tax assets	130,676	-	-
Other receivables - related parties	79,125	98,963	14,874
Prepayments and other current assets	766,645	1,426,456	214,397
Total current assets	19,695,297	21,438,203	3,222,191

Non-current assets:
Restricted cash	197,214	176,344	26,505
Project Assets	55,063	219,181	32,943
Long-term investments	7,200	23,521	3,535
Property, plant and equipment, net	4,738,681	6,028,169	906,042
Land use rights, net	450,941	447,616	67,277
Intangible assets, net	20,297	26,466	3,978
Deferred tax assets	134,791	265,467	39,900
Other assets - related parties	173,376	135,382	20,348
Other assets - third parties	617,780	884,292	132,910
Total non-current assets	6,395,343	8,206,438	1,233,438

Total assets	26,090,640	29,644,641	4,455,629

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LIABILITIES
Current liabilities:
Accounts payable - related parties	-	2,256	339
Accounts payable - third parties	4,290,071	4,593,518	690,412
Notes payable - third parties	4,796,766	6,072,200	912,660
Accrued payroll and welfare expenses	582,276	669,024	100,555
Advances from related parties	60,541	54,593	8,205
Advances from third parties	1,376,920	877,068	131,825
Income tax payable	168,112	62,419	9,382
Other payables and accruals	1,019,419	1,579,261	237,366
Other payables due to related parties	76,034	11,555	1,737
Forward contract payables	-	6,410	963
Convertible senior notes - current	423,740	-	-
Deferred tax liabilities	17,074	-	-
Derivative liability - current	10,364	29,819	4,482
Bond payable and accrued interests	-	4,606	692
Short-term borrowings from third parties, including current portion of long-term bank borrowings	5,488,629	6,923,327	1,040,585
Guarantee liabilities to related parties	52,711	33,928	5,099
Total current liabilities	18,362,657	20,919,984	3,144,302

Non-current liabilities:
Long-term borrowings	488,520	462,049	69,447
Long-term payables	44,014	567,777	85,338
Bond payables	-	298,075	44,801
Accrued warranty costs - non current	511,209	577,257	86,763
Convertible senior notes	-	66	10
Deferred tax liability	50,651	67,725	10,179
Guarantee liabilities to related parties - non current	173,376	128,183	19,266
Total non-current liabilities	1,267,770	2,101,132	315,804

Total liabilities	19,630,427	23,021,116	3,460,106

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 126,733,266 and 130,186,074 shares issued and outstanding as of December 31, 2016 and September 30, 2017, respectively)	18	18	3
Additional paid-in capital	3,145,262	3,254,923	489,219
Statutory reserves	466,253	466,253	70,078
Accumulated other comprehensive income	104,784	39,604	5,952
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2016 and September 30, 2017, respectively	(13,876)	(13,876)	(2,086)
Accumulated retained earnings	2,758,268	2,877,502	432,492

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,460,709	6,624,424	995,658

Non-controlling interests	(496)	(899)	(135)

Total liabilities and shareholders' equity	26,090,640	29,644,641	4,455,629

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